                IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                          IN AND FOR NEW CASTLE COUNTY


IN RE SILICONIX INCORPORATED       :        CONSOLIDATED
SHAREHOLDERS LITIGATION            :        C.A. No. 18700


                                MEMORANDUM OPINION

                          Date Submitted: June 15, 2001
                          Date Decided:   June 19, 2001


Kevin G, Abrams, Esquire, Srinivas M, Raju, Esquire, J. Travis Laster, Esquire and Lisa R, Stark, Esquire of Richards, Layron & Finger, Wilmington, Delaware; Norman M. Monhait, Esquire of Rosenthal, Monhait, Gross & Goddess, P.A., Wilmington, Delaware; and Steven G. Schulman, Esquire, Daniel B. Scotti, Esquire, and U. Seth Ottensoser, Esquire of Milberg Weiss Bershad Hynes & Lerach LLP, New York, New York, Attorneys for Plaintiff,

A. Gilchrist Sparks III, Esquire, R. Judson Scaggs, Jr., Esquire, Jessica Zeldin, Esquire, and Patricia R. Uhlenbrock, Esquire of Morris, Nichols, Arsht & Tunnell, Wilmington, Delaware; and Alan R. Friedman, Esquire, Jonathan M. Wagner, Esquire, Douglas Gray, Esquire, and Theresa A. Buckley, Esquire of Kramer Levin Naftalis & Frankel LLP, New York, New York, Attorneys for Defendant Vishay Intertechnology, Inc.

Robert K. Payson, Esquire, Stephen C. Norman, Esquire, Kevin R. Shannon, Esquire, Matthew E. Fischer, Esquire and Brian C. Ralston, Esquire of Potter, Anderson & Corroon, LLP, Wilmington, Delaware; and Norman J. Blears, Esquire, Michael L. Charlson, Esquire and Steven G. Mason, Esquire of Heller, Ehrman, White & McAuliffe, LLP, Menlo Park, California, Attorneys for Defendant Mark Segall.

Lawrence C. Ashby, Esquire, Richard D. Heins, Esquire, Philip Trainer, Jr., Esquire and Richard I. G. Jones, Jr., Esquire, of Ashby & Geddes, Wilmington, Delaware; and David Mark Balabanian, Esquire, Alfred C. Pfeiffer, Jr., Esquire, and Jason A. Yurasek, Esquire, of McCutchen Doyle Brown & Enersen, San Francisco, California, Attorneys for Defendants Everett Arndt, Lori Lipcaman, King Owyang, Michael Rosenberg and Glyndwr Smith.

Lewis H. Lazarus, Esquire and Michael A. Weidinger, Esquire of Morris, James, Hitchens & Williams, LLP, Wilmington, Delaware; and Samuel R. Miller, Esquire, and Julie M. Kennedy, Esquire, of Folger, Levin & Kahn LLP, San Francisco, California, Attorneys for Defendant Siliconix incorporated.



NOBLE, VICE CHANCELLOR

                                 I. INTRODUCTION


         Lead Plaintiff Raymond L. Fitzgerald ("Fitzgerald"), a shareholder in Defendant Siliconix incorporated ("Siliconix") brings this consolidated action,(1) inter alia, to challenge the stock-for-stock tender offer by Defendant Vishay Intertechnology, Inc. ("Vishay") through its wholly-owned subsidiary, Vishay TEMIC Semiconductor Acquisition Holdings Corp.
("Acquisition") for the 19.6% equity interest in Siliconix that Acquisition does not already own.(2)

         Fitzgerald has moved to enjoin preliminarily the tender, now scheduled to expire at midnight on June 22, 2001, because of alleged breaches by Vishay and the directors of Siliconix of their fiduciary duties to Siliconix shareholders.

         In support of his motion, Fitzgerald makes these arguments. First, Fitzgerald alleges that the Defendants' disclosures to the minority shareholders contained material misrepresentations and omitted material facts. Second, he contends that the offered price is unfair; and, because of disclosure violations and the coercive nature of the tender proposal. Defendants cannot satisfy the burden therefore imposed upon them to demonstrate the fairness of the price. Finally, as a result of alleged repeated breaches of fiduciary duties and the oppressive

---------
(1) Fitzgerald asserts (i) individual claims on behalf of himself and a purported class comprised of the other Siliconix minority shareholders and (ii) a derivative action on behalf of Siliconix.

(2) For simplicity, I will refer to Vishay and Acquisition collectively as Vishay.

structure of the proposed tender, Fitzgerald argues that the tender must be judged by the entire fairness test, a standard, Fitzgerald asserts, that Defendants cannot satisfy.

         Following expedited discovery and briefing, I heard argument on Fitzgerald's Motion for a Preliminary Injunction on June 15, 2001. I now conclude that, based on the current record, Fitzgerald has not demonstrated a reasonable probability of success on the merits of his claims. Accordingly, his motion for a preliminary injunction must be denied.

                               II. FACTUAL HISTORY

         A. THE PARTIES.

         Fitzgerald has owned Siliconix stock since February 1991. His holdings have a market value in excess of $4 million.

         Vishay, which is listed on the New York Stock Exchange, is a manufacturer of passive electronic components and semiconductor components. It owns 80.4% of the equity in Siliconix.

         Siliconix is listed on the NASDAQ. It designs, markets, and manufactures power and analog semiconductor products, It is the leading manufacturer of power MOSFETS ("metal oxide semiconductor field effect transistors"), power integrated circuits, and analog signaling devices for computers, cell phones, fixed communications networks, automobiles, and other electrical systems. In March 1998, Daimler-Benz sold its TEMIC semiconductor division, which included an 80.4% equity interest in Siliconix, to Vishay.

         Defendant Felix Zandman ("Zandman") is the chairman, chief executive officer, and controlling stockholder of Vishay.

         Defendant King Owyang is a director, president, and chief executive officer of Siliconix. He was appointed to these positions by Vishay in 1998 following Vishay's acquisition of its equity interest in Siliconix.

         Defendants Mark Segall ("Segall") and Timothy Talbert ("Talbert") are directors of Siliconix and served on the Special Committee formed to evaluate a Vishay proposal to acquire the minority interests in Siliconix,

         The other individual Defendants are directors of Siliconix and are either employees of Vishay or have an on-going close business relationship with Vishay.

         B. BACKGROUND TO THE TENDERS.

          Since acquiring its interest in Siliconix, Vishay has assisted in marketing Siliconix' products, and the company itself is frequently referred to as "Vishay Siliconix." Siliconix has been successful since Vishay's acquisition. The price of the stock, however, as with many technology stocks, has fluctuated greatly during the last many months from a high of $165 in March 2000 to a low of under $17 in December 2000. Its profits have increased significantly, and it has been successful in developing and bringing to the market many new products. Nonetheless, the recent economic downturn has adversely affected Siliconix, particularly because of its dependence on the cell phone industry. For example, Siliconix' net sales in the first quarter of 2001 were $88.1 million; for the comparable period in 2000, its sales were $114.6 million. Over the same period, profits decreased by 65%.

         Early this year, Vishay began to consider acquiring the remaining Siliconix stock that it did own. According to Vishay, it determined that it should evaluate opportunities to reduce costs and seek synergies that could be achieved through an acquisition of the minority Siliconix shares. Fitzgerald's view is that Vishay started to look seriously at acquiring Siliconix because its price was starting to rise from its December low and its prospects were improving. If Vishay did not act quickly, it would be forced to pay significantly more for the Siliconix minority interests.(3)



-----

(3) The record also suggests that eliminating Fitzgerald, who had been an active Siliconix shareholder and a vocal critic of Vishay, as a stockholder was a factor in Vishay's decision to acquire the minority interest in Siliconix. Registration Statement at 30.

         C. THE CASH TENDER OFFER.

         On February 22, 2001, Vishay publicly announced a proposed, all-cash tender offer for the publicly-held Siliconix common stock at a price of $28.82 per share. It also announced that if it obtained over 90% of the Siliconix stock, it would consider a short-form merger of Siliconix into a Vishay subsidiary for the same price. Vishay determined the price by applying a 10% premium to the then market price of Siliconix stock. Vishay made no effort to value Siliconix. Fitzgerald maintains that the tender offer price of $28.82 per share was grossly inadequate and asserts that the public announcement was an effort to keep the price artificially depressed. Among other factors, he points out that the price represented a 20.1 % discount from Siliconix' average closing price for the six-month period prior to the announcement of the cash tender offer.

         D. APPOINTMENT OF THE SPECIAL COMMITTEE.

          In its February 22, 2001 press release, Vishay requested the opportunity to "dismiss its tender offer with a special committee of independent, non-management Siliconix directors who are unaffiliated with Vishay".(4) In response, the Siliconix board designated a Special Committee consisting of directors Segall


--------

(4) It is not disputed that all Siliconix directors, because of their deep involvement with Vishay, suffered serious conflicts of interest (except for directors Segall and Talbert, about whose independence there is debate).

and Talbert. Both members of the Special Committee had done extensive work with Vishay. Segall had been its attorney until shortly before the tender. Talbert had been active in providing banking services to Vishay in the 1980s. Both were friends of Vishay management, including particularly Avi Eden ("Eden"), who was Vishay's principal representative for the Siliconix tender effort.(5) Talbert was appointed to the Siliconix board shortly before the February 22, 2001, announcement of the tender offer with the purpose, at Eden's suggestion, that he would also serve on the Special Committee. Members of the Special Committee were to be paid a separate $50,000 fee and there were discussions about a "special fee" to be determined later. The parties again differ as to whether this "special fee" was to provide a financial incentive for the Special Committee to agree with Vishay or whether it was simply a means of an after-the-fact check on whether the fee was commensurate with the effort involved.

         Fitzgerald maintains that the actions of the Special Committee, throughout its existence, have constituted nothing more than a sham -- essentially two Vishay loyalists, supinely pursuing their engagement without vigor or effectiveness.




--------------


(5) Talbert, with his wife, holds slightly over 2,000 shares of Vishay stock. Segall's new employer participated as a member of the syndicate that placed shares of Vishay common stock and received a fee from that effort in the approximate amount of $30,000.

         The Defendants' version of the conduct of the Special Committee, as one would expect, is quite different. Its mandate was to take reasonable and necessary steps to evaluate the transaction and to negotiate with Vishay.

         Following its appointment, the Special Committee sought outside professional assistance. After discussions with representatives of at least five investment banking firms, the Special Committee engaged Lehman Brothers ("Lehman") as its financial advisor. After consulting with three prominent law firms, the Special Committee chose Heller, Ehrman, White & McAuliffe ("Heller Ehrman") to provide legal counsel. Neither Lehman nor Heller Ehrman had any relationship with Siliconix or Vishay.

         Fitzgerald points out that Segall discussed the retention of both the financial expert and the legal advisor with Eden. Fitzgerald would have the Court believe that this was an opportunity for Eden to veto any of the advisors. The Special Committee, on the other hand, would have the Court believe that this was simply a double check on potential conflicts of interest.(6) Although I cannot

-----------

(6) Segall Declaration at Paragraph 5.

resolve this dispute, I do accept that both Lehman and Heller Ehrman were independent.(7)

         The Special Committee met regularly with its advisors. Although recognizing that Vishay could not be compelled to sell its stake in Siliconix and that Vishay could commence a unilateral offer at any time, nonetheless, according to the Defendants, the Special Committee attempted to evaluate Vishay's February cash tender proposal and to negotiate the best terms, including price, that it could obtain for the minority shareholders.

         On April 5, 2001, the Special Committee and its advisors met with Vishay. The Special Committee expressed the view that $22.82 per share was not a fair price for Siliconix. The parties agreed to resume their discussions after Lehman had completed its due diligence and valuation work on Siliconix and the special committee had had an opportunity to review that work.






------------

(7) Lehman's proposed compensation consisted of a $50,000 retainer, $250,000 for a fairness opinion, if requested, and a transaction fee of $1.75 million to be paid upon the closing of certain transactions. This aspect of compensation for investment bankers is not unusual. Indeed, all proposals submitted by investment bankers for the Siliconix work provided that the bulk of the fees would be payable upon the closing of the transaction. (Segall Declaration, Paragraph 4) Fitzgerald responds that the compensation arrangement for Lehman provided an incentive for it to approve the transaction.

         E. THE STOCK-FOR-STOCK EXCHANGE.

         In the meantime, Siliconix' stock had risen above the $28.32 per share cash offer price. Vishay management was unwilling to increase the cash offer and therefore started to consider a stock-for-stock transaction. On May 2, 2001, the Special Committee again met with Vishay. Vishay was again told that the Special Committee did not consider $28.82 per share adequate, and Vishay floated the possibility of a stock-for-stock deal. Because of the stock-for-stock possibility, Lehman was directed by the Special Committee to analyze Vishay to form a view as to what the value of the Vishay stock would be in terms of such an offer. Fitzgerald alleges that Lehman at this meeting took the position that it would have endorsed an offer in the range of $34 to $36. The Special Committee advised Vishay that the $28.82 price was inadequate. Vishay drafted a merger agreement for consideration by the Special Committee, and the parties conducted on-going negotiations for several weeks about a potential merger.

         On May 9, 2001, Zandman made a presentation at an analysts' conference during which he discussed not only Vishay's business but also the business of Siliconix. He spoke of Siliconix' "very good market position" and its status as "number one" in its industry. He indicated that the economic cycle was hitting the bottom, in his opinion, and reflected that Siliconix historically has emerged from downturns ahead of Vishay. He expressed his view that Siliconix was experiencing a "bottoming up," but he went on to caution that the outlook for Siliconix was unsettled.(8)

         On May 23, 2001, Vishay informed the Special Committee that it was considering proceeding with a stock-for-stock exchange offer without first obtaining the Special Committee's approval. Two days later, Vishay announced the exchange offer under which it would exchange 1.5 shares of Vishay common stock for every share of Siliconix common stock. The exchange ratio was simply the ratio of the Siliconix and Vishay stock prices as of the February 22 proposal. Unlike the February 22 cash tender announcement, the share exchange carried no market premium for the Siliconix shareholders.

         Again, both sides have different perceptions of Vishay's motivations for announcing the stock-for-stock exchange tender on May 25, 2001. According to Fitzgerald, Vishay had to move quickly to take advantage of the temporary market pressure on Siliconix stock because it perceived that Siliconix' stock price and operating performance were likely to rebound with improvements in the national and global economies and that Siliconix moves in periods of recovery

----------
(8) Fitzgerald contrasts this optimism concerning Siliconix with the largely pessimistic view of Siliconix' future that Vishay has disclosed to the target stockholders of its pending tender offer.

ahead of Vishay. Also, Vishay, according to Fitzgerald, sought to take advantage of the continuing adverse impact of the February 22 announcement on Siliconix' stock price.

         Vishay's disputes Fitzgerald's explanation. Vishay explains that it announced the stock-for-stock offer because of its perception of a continuing deterioration in the electronic components market generally and Siliconix' market niche in particular. The record suggests that Siliconix' sales were continuing to fall. Vishay also observes that the tender offer was at a premium over the February 22 closing price.

         Fitzgerald points out that Vishay initiated the stock-for-stock exchange offer without affording the Special Committee any opportunity to evaluate the fairness of the offer. On May 25, 2001, Vishay filed with the Securities and Exchange Commission its S-4 Registration Statement and Schedule TO. Amendments with updated information were also filed on June 1, 2001. The offer to exchange/prospectus was distributed to Siliconix shareholders during the weed of June 4, 2001.

         Vishay's offer contained a non-waivable "majority of the minority" provision providing that Vishay would not proceed with its tender offer unless a majority of those shareholders not affiliated with Vishay tendered their shares. Vishay also stated that it intended to effect a short-form merger following a successful tender offer, but it noted that it is not required to do so and that there might be circumstances under which it would not do so. The Registration Statement also advised the minority shareholders that if Vishay pursued the short-form merger, it would be at the same per share consideration as the exchange offer and that objecting shareholders could invoke their appraisal rights under Delaware law.

         When the exchange offer was announced, Vishay was trading for $25.81, an equivalent of $38.71 per share of Siliconix. Since then, the price of Vishay has dropped to roughly $20, thereby producing an imputed value of roughly $30 for each Siliconix share. One of the reasons for the decline may have been the announcement on May 30, 2001, by Vishay of a major debt offering.(9)

         The Special Committee advised Vishay that is was unlikely to approve the 1.5 exchange ratio as fair, but the record is unclear what steps were taken to seek enhancement of the terms of the tender offer. For example, Eden testified that he could not recall either of the Special Committee members requesting an increase in the exchange ratio. In contrast, according to Segall, on May 30, 2001, he

----------
(9) Amendment No. 1 to Registration Statement at 28.

spoke with Eden and urged Vishay to improve the unilateral tender offer by increasing the exchange ratio or providing some sort of protection in the event that Vishay's market price declined. (10)

         On June 8, 2001, Siliconix filed with the Securities and Exchange Commission its Schedule 14D-9 setting forth its disclosures concerning Vishay's offer. It reported that the Special Committee has determined to remain neutral and make no recommendation with respect to the tender offer. The Special Committee never requested Lehman to prepare a fairness opinion as to the exchange offer. According to Segall, the Special Committee did not seek a fairness opinion because until May 23, 2001, it was still negotiating terms with Vishay. Until the terms were finalized, it would have been premature to seek a fairness opinion. Segall notes that after the process changed from a negotiated agreement to a unilateral tender offer, the Special Committee did not seek a fairness opinion because it did not consider it customary or appropriate to obtain a fairness opinion in the context of the unilateral tender offer.(11)

         Fitzgerald argues that the Special Committee knew that if it asked for Lehman's opinion, Lehman would render an opinion that the exchange ratio was

----------
(10) Segall Declaration at Paragraph 9.
(11) Segall Declaration at Paragraph 8.

inadequate, especially given Lehman's reservations about giving a fairness opinion at below $34 per share. Fitzgerald's reference to Lehman's reluctance to give a fairness opinion below $34 per share is based upon some notes made by a meeting attendee. (12) On the other hand, Lehman's principal representative on the Siliconix project does not recall expressing such an opinion, even tentatively.(13) In any event, Amendment No. 1 to the Registration Statement recites:

                 [At a meeting of Vishay and the Special Committee following commencement of the stock-for-stock offer, representatives of the Special Committee] expressed the view that the special committee would not be likely to recommend the offer at the then current price levels of Vishay stock, which at such levels, provided value of less than $34 per Siliconix share.(l4)

         Fitzgerald argues that the exchange ratio constituted an inadequate and unfair price. He draws this conclusion from the fact that companies comparable to Siliconix are selling at price earnings multiples and EBIDTA multiples significantly higher than those represented by the exchange ratio. Fitzgerald contends(15) that International Rectifier, a similar, but not as profitable company, as Siliconix, has been trading at a price earnings multiple of approximately 23.9x and a LTM EBITDA multiple of approximately 15.lx, which are more than

----------
(12) Deposition of Mark Segall, Ex. 2.
(l3) Deposition of Joe C. Stone at 96.
(l4) Amendment No. 1 to Registration Statement at 28.
(15) Plaintiff's Opening Brief, at 18,
double the multiples for Siliconix represented by the exchange ratio.(16) In support of his contention that the offer is unfair, Fitzgerald submitted the report of Gilbert Matthews who concluded that the Vishay offer is "materially lower than the fair value of Siliconix.(17)

         The disclosures made by Vishay in its Registration Statement and by Siliconix in its Schedule 14D-9 are, of course, critical to the issues presented in this matter. I discuss the disclosures made in those documents more thoroughly throughout the balance of this memorandum opinion, especially during my discussion of the sufficiency of the disclosures.

                                  III. ANALYSIS

         A. THE APPLICABLE LEGAL STANDARD.

         In order to obtain a preliminary injunction, Fitzgerald must demonstrate: (i) a reasonable probability of success on the merits of his claim;
(ii) a threat of imminent, irreparable harm if injunctive relief is denied; and
(iii) a balancing of the equities favors granting the relief.(18)

----------
(16) I note (but do not allow it co affect my analysis) that the price of International Rectifier stock fell by one-third on the day of argument of Fitzgerald's motion for a preliminary injunction.
(17) Report of Gilbert E. Matthews at 1.
(18) See, e.g. Unitrin, Inc. v. American General Corp., Del. Supr., 651 A.2d 1361, 1371 (1995): Ivanhoe Partners v. Newmont Mining Corp., Del. Supr., 535 A.2d 1334, 1341 (1987).

     B.   PROBABILITY OF SUCCESS.

     I first set forth the established legal principles dealing with when a tender offeror may be under a duty to offer a fair price. I next address Fitzgerald's argument that the proposed transaction must be judged under the entire fairness standard, not only because of its potential impact on the merits of the dispute, but also because of its potential to expand the scope of Defendants' disclosure obligations. I then turn to the critical issues associated with the adequacy of the disclosures made by Defendants to the minority shareholders. I conclude with an assessment of whether the pending tender offer is coercive.

          1.   FAIR PRICE ISSUES.

     In responding to a voluntary tender offer, shareholders of Delaware corporations are free to accept or reject the tender based on their own evaluation of their best interests.(19) "That choice will normally depend upon each stockholder's individual investment objectives and his evaluation of the merits of the offer."(20) However, this Court will intervene to protect the rights of the shareholders to make a voluntary choice. The issue of voluntariness of the tender


----------
(19) In re Life Technologies, Inc. Shareholders Litig, ("Life Technologies"), Del. Ch., C.A. No. 16513, Lamb, V.C. (Nov. 24, 1998) (Bench ruling transcript at 4.): In re Marriott Hotel Properties II Limited Partnership Unitholders Litig., Del. Ch., Consol. C.A. No. 14961, mem. op. at 39-42, Lamb, V.C. (Jan. 24, 2000).

(20) Eisenherg v. Chicago Milwaukee Corp., Del. Ch., 537 A.2d 1051, 1056 (1987).

depends on the absence of improper coercion and the absence of disclosure violations. Thus, "as a general principle, our law holds that a controlling shareholder extending an offer for minority-held shares in the controlled corporation is under no obligation, absent evidence that material information about the offer has been withheld or misrepresented or that the offer is coercive in some significant way, to offer any particular price for the minority-held stock."(21)

     Accordingly, Vishay was under no duty to offer any particular price, or a "fair" price, to the minority shareholders of Siliconix unless actual coercion or disclosure violations are shown by Fitzgerald. In short, as long as the tender offer is pursued properly, the free choice of the minority shareholders to reject the tender offer provides sufficient protection. Because I conclude that there were no disclosure violations and the tender is not coercive, Vishay was not obligated to offer a fair price in its tender.

          2.   ENTIRE FAIRNESS STANDARD.

     Fitzgerald argues that a preliminary injunction should issue because the Defendants cannot demonstrate that the transaction is entirely fair. He contends


----------
(21) In re Ocean Drilling & Exploration Co. Shareholders Litig, ("Ocean Drilling"), Del. Ch., Consol. C.A. No. 11898, Chandler, V,C., mem. op. at 6-7 (Apr. 30, 1991); See also Solomon v. Pathe Communications Corp., Del. Supr., 672 A.2d 35, 40 (1996).

that both the fair dealing and the fair price prongs of the entire fairness standard are implicated because the Siliconix directors (including the Special Committee members) breached their duty of care and their duty of loyalty to the Siliconix shareholders. Briefly, the Siliconix board is alleged to have breached its duty of care by not carefully evaluating the proposed transaction and then developing with appropriate assistance from investment banking professionals and sharing with the stockholders a recommendation as to the response to the tender offer that would be in the shareholders best interest. The alleged breach of the duty of loyalty flows directly from the concededly conflicted status of at least a substantial majority of the board, which certainly is not uncommon in instances where the controlling stockholder seeks to acquire the balance of the shares in the subsidiary. However, unless coercion or disclosure violations can be shown, no defendant has the duty to demonstrate the entire fairness of this proposed tender transaction."(22)

     It may seem strange that the scrutiny given to tender offer transactions is less than the scrutiny that may be given to, for example, a merger transaction which is accompanied by more general breaches of fiduciary duty by the directors of the acquired corporation. From the standpoint of a Siliconix


----------
(22) See Life Technologies, supra, Bench ruling transcript at 3-4.

shareholder, there may be little substantive difference if the tender is successful and Vishay proceeds, as it has indicated that it most likely will, with the short-form merger. The Siliconix shareholders may reject the tender, but, if the tender is successful and the short-form merger accomplished, the shareholder, except for the passage of time, will end up in the same position as if he or she had tendered or if the transaction had been structured as a merger, i.e., as the holder of 1.5 Vishay shares for every Siliconix share held before the process began (or as someone pursuing appraisal rights) and with no continuing direct economic interest in the Siliconix business enterprise,

     The difference in judicial approach can be traced to two simple concepts. The first is that accepting or rejecting a tender is a decision to be made by the individual shareholder, and at least as to the tender itself, he will, if he rejects the tender, still own the stock of the target company following the tender.(23) The second concept is that the acquired company in the merger context enters into a merger agreement, but the target company in the tender context does not confront a comparable corporate decision because the actual target of a tender is not the corporation (or its directors), but, instead, is its shareholders.(24) Indeed, the


----------

(23) Of course, if a short-form merger is effected, the time for continued holding of the stock may be short.

(24) See In re Home Shopping Network, Inc. Shareholders Litig, Del. Ch., C.A. No. 12868 (Consol.), Chandler, V.C., mem. op. at 29 (May 19, 1993).

board of the tender target is not asking its shareholders to approve any corporate action by the tender target. That, however, does not mean that the board of the company to be acquired in a tender has no duties to shareholders.

          But addressing that question in the circumstances of this case involves one in considering an anomaly, Public tender offers are, or rather can be, change in control transactions that are functionally similar to merger transactions with respect to the critical question of control over the corporate enterprise. Yet, under the corporation law, a board of directors which is given the critical role of initiating and recommending a merger to the shareholders (see 8 Del. C, 5 25 1) traditionally has been accorded no statutory role whatsoever with respect to a public tender offer for even a controlling number of shares. This distinctive treatment of board power with respect to merger and tender offers is not satisfactorily explained by the observation that the corporation law statutes were basically designed in a period when large scale public tender offers were rarities; our statutes are too constantly and carefully massaged for such an explanation to account for much of the story, More likely, one would suppose, is that conceptual notion that tender offers essentially represent the sale of shareholders' separate property and such sales - even when aggregated into a single change in control transaction - require no "corporate" action and do not involve distinctively "corporate" interests.(25)


----------
(25) T.W. Services, Inc. v. SWT Acquisition Corp., Del. Ch., C.A, No. 10427, mem. op. at 28- 30, Allen. C. (Mar. 2, 1389) (footnotes omitted).

     As noted, the General Assembly has imposed specific duties on the directors of corporations entering into merger agreements, 8 Del. C. Section 251, but it has not chosen to impose comparable statutory duties on directors of companies that are targets of tender offers.(26)

     In a similar vein, Fitzgerald maintains that the Siliconix board (or perhaps its Special Committee) was required by McMullin v. Beran,(27) as well as other authority,(28) to take a position on whether the Siliconix shareholders should accept the tender and to inform them of that decision and the reasons for it. The board's failure, which Fitzgerald maintains reflects breaches of both the duty of care and the duty of loyalty, to provide this assistance to the shareholders likewise mandates an entire fairness evaluation.

     McMullin teaches, inter alia, that in the context of a merger of a subsidiary with a third party (thereby effecting a complete sale of the subsidiary) where the controlling shareholder wants the merger to occur and the minority shareholders


----------

(26) Fitzgerald cites Kahn v. Lynch Communication Systems, Inc., Del, Supr., 638 A.2d 1110 (1994) and Kahn v. Tremont Corp., Del. Supr., 694 A.2d 422
     (1997), in support of his contention that the structure of the transaction requires the entire fairness analysis. Both of these cases, however, involve "self-dealing" where the controlling shareholder stood on both sides of the transactions. Here, of course, Vishay stands on only one side of the tender.

(27) McMullin v. Beran, Del. Supr., 765 A.2d 910 (2000). In McMullin, ARCO owned 80.1% of the common stock of ARCO Chemical. It sought the sale of the entire Chemical company through a merger of Chemical into a subsidiary of Lyondell. The directors of Chemical approved the merger agreement before submitting it to all of Chemical's stockholders.

(28) See e.g., Gilmartin v. Adobe Resources Corp., Del. Ch., C.A. No. 12467, Jacobs, V.C. (Apr. 6, 1992).

are powerless to prevent it: (i) the directors of the subsidiary have "an affirmative duty to protect those minority shareholders' interests";(29) (ii) the board cannot "abdicate [its] duty by leaving it to the shareholders alone" to determine how to respond;(30) and (iii) the board has a duty to assist the minority shareholders by ascertaining the subsidiary's value as a going concern so that the shareholders may be better able to assess the acquiring party's offer and, thus, to assist in determining whether to pursue appraisal rights.(31)

     Many of the pertinent factors in McMullin are similar to the Siliconix circumstances. In McMullin, the controlling shareholder owned a little more than 80% of the subsidiary, and half of the subsidiary's directors were employed by the parent. In both cases, the ultimate question for the minority shareholders was whether to acquiesce in the proposed transaction or to rely upon the appraisal remedy.(32) Although there are many similarities, there is one large difference:


----------
(29) McMullin v. Beran, supra, 765 A.2d at 920.

(30) Id., 765 A.2d at 919.

(31) Id., 765 A.2d at 922.

(32) "Effective representation of the financial interests of the minority shareholders imposed upon the Chemical Board an affirmative responsibility to protect those minority shareholders' interests. This responsibility required the Chemical Board to: first, conduct a critical assessment of the third-party Transaction with Lyondell that was proposed by the majority shareholder; and second, make an independent determination whether the transaction maximized value for all shareholders. The Chemical Directors had the duty to fulfill this obligation faithfully and with due care so that the minority shareholders would be able to make an informed decision about whether to accept the Lyondell transaction tender offer price or to seek an appraisal of their shares." Id., 765 A.2d at 920.

McMullin involved a merger of the subsidiary into a third-party, a transaction for which the subsidiary board sought the approval of the minority shareholders.

     The question thus becomes: does McMullin apply with full force, as Fitzgerald seems to contend, to a tender offer by a controlling shareholder for the remaining 20% of the stock held by the minority (where a short-form merger may follow) or does it primarily define or confirm standards governing mergers under the facts of that case?

     When one looks at both the McMullin and Siliconix transactions from the perspective of the minority shareholders, their need for (and their ability to benefit from) the guidance and information to be provided by their boards in accordance with the principles of McMullin is virtually indistinguishable. The most likely ultimate puzzle for the minority shareholder, as noted above, is (a) take the consideration offered or (b) seek appraisal. However, this analysis must focus on the source of the duties motivating the result in McMullin. The Supreme Court was careful to note throughout its opinion that the duties involved were statutory duties imposed by 8 Del, C. Section 251 (relating to mergers) and the "attendant" fiduciary duties.(33) The Court emphasized that fiduciary duties are


----------
(33) Id., 765 A.2d at 920.

"context specific"(34) and the context of McMullin was, of course, a merger. In the face of a carefully crafted opinion, I cannot read into it a new approach to assessing the conduct of directors of a tender target, one that would essentially overrule cases such as Solomon v. Pathe Communications Co., Life Technologies, and Ocean Drilling.(35) In addition, the minority shareholders in McMullin were powerless; the parent was voting for the merger and it did not matter how they voted. Here, the Siliconix minority shareholders have the power to thwart the tender offer because it will go forward only if a majority of the minority shares are tendered, Accordingly, I conclude that McMullin cannot be read to require application of the entire fairness test to evaluate the proposed transaction.(36)


----------

(34) Id., 765 A.2d at 918-20.

(35) Defendants urge that the intended transactions here; (i.e., a tender for all shares on a stock-for-stock basis likely followed by a short-form merger) be viewed in substance as one overall merger effort. I decline that invitation for two reasons. First, Delaware law has recognized the tender followed by the short-form merger as separate events. To view it otherwise would preclude, as a practical matter, the efficiencies allowed by the short-form merger process. Second, in this instance, there is no guarantee (although it is most likely) that Vishay will complete the back-end merger.

(36) Defendants also assert that, to the extent that Delaware law may be construed to require actions or disclosures by the board of the tender target beyond the truthful and complete disclosures required for Schedule 14D-9, it would be preempted by federal securities law. In particular, it is my understanding that Defendants argue that Delaware law cannot impinge upon the rights of the board to recommend acceptance or rejection of the tender or to express no opinion or state that it is unable to take a position. Because of my disposition of the substantive issues in this preliminary proceeding, I need not now reach Defendants' preemption contentions. (See 17 C.F.R. Section 240-14E-2(a)).

     To the extent that McMullin may be read to require the subsidiary board to guide the minority shareholders in their decision to accept or reject a tender, I note that there may exist circumstances where there is no answer to the question of whether to accept or reject. Sometimes the facts in favor of and against acceptance of the tender will balance out. On this preliminary record, I am not persuaded that the Special Committee's decision not to take a position was not reasonably supported by the information available to it.(37) There are a number of competing factors. For example, the tender consideration, whether in reference to the frequently mentioned $34 per share or the Lehman analysis reciting a wide range of potential values, is at the low end. On the other hand, factors such as liquidity and the possibility that the Siliconix price might decline if the Vishay offer is withdrawn may be interpreted as supporting a tender.(38) Regardless of how one assesses the Special Committee's obligation to make a recommendation, once the Siliconix board set forth the reasons for that decision in its Schedule


----------
(37) I am relying in particular upon the Segall Declaration at Paragraph 10; the Segall Deposition at 69-76: and the Schedule 14D-9 at 9-12.

(38) One of the reasons given was that because Vishay was proposing a stock-for-stock tender, the Special Committee could not conclude whether the value was adequate because fluctuations in Vishay's stock price meant that there was not a fixed number to assess. While that is inherent in valuing any stock-for-stock transaction (although in today's market for stocks in the technical sector predictability may be especially difficult to attain) it does not ordinarily afford a basis for avoiding a recommendation because risk of stock price fluctuation is but one of many uncertainties associated with providing guidance of this nature.

14D-9, its full and complete disclosure obligation was in effect. The sufficiency of those disclosures is considered subsequently,

     I will now turn to the issues of disclosure and coercion, as to at least one of which Fitzgerald must demonstrate a reasonable probability of success, if he is to prevail on his motion for a preliminary injunction.

          3.   DISCLOSURE.

     A majority stockholder, in this instance, Vishay, who makes a tender to acquire the stock of the minority shareholders owes the minority shareholders a fiduciary duty to disclose accurately all material facts surrounding the tender,(39) The significance of that is enhanced where, as here, the acquiring Company effectively controls the acquired company. When the directors of the tender target company communicate with the shareholders, for example, through a
Schedule 14D-9, they must, while complying with their ever-present duties of due care, good faith and loyalty, communicate honestly.(40) A fact is material if there is a "substantial likelihood" that its disclosure "would have been viewed by the reasonable investor as having significantly altered the 'total mix' of information made available."(41) Delaware law does not require disclosure of "all


----------
(39) Malone v. Brincat, Del. Supr., 722 A.2d 5, 11 (1998); Stroud v. Grace, Del, Supr., 606 A.2d 75, 84 (1992); Lynch v. Vickers Energy Corp., Del. Supr., 383 A.2d 278 (1978).

(40) Malone v. Brincat, supra, 722 A.2d at 10.

(41) Skeen v. Jo-Ann Stores, Inc., Del. Supr., 750 A.2d 1170, 1174 (2000).

available information" simply because available information "might be helpful. "(42) The plaintiff has the burden of demonstrating materiality.(43) In the context of a preliminary injunction proceeding regarding a tender offer, the issue becomes whether there is a reasonable probability that a material omission or misstatement has been made "that would make a reasonable shareholder more likely to tender his shares."(44)

     With these principles in mind, I will turn to the alleged disclosure violations.(45) Fitzgerald alleges relatively few instances of misleading disclosures; most of his challenges allege a failure to disclose material facts.

     (a) Fitzgerald asserts that Vishay has misled the Siliconix stockholders by painting an unduly pessimistic picture of Siliconix' future.(46) The Registration Statement reports Vishay's "perceptions of a continuing deterioration in the electronic components market generally and in the space which Siliconix operates


----------
(42) Id.

(43) Loudon v. Archer-Daniels-Midland Co., Del. Supr., 700 A.2d 135, 143 (1997).

(44) Ocean Drilling, supra, mem. op. at 3.

(45) Fitzgerald may be suggesting that McMullin v. Beran dictates enhanced disclosure responsibilities. To comply with their substantive mandate to guide shareholders, those with fiduciary duties to shareholders need not only disclose all material information but, so the argument goes, they must also provide or generate additional information (e.g., a fairness opinion,) If that is so, then the universe of material information arguably would expand. First, given my understanding of the application of the principles of McMullin v. Beran, as set forth above, I do not envision any new disclosure requirements in this context. Second, McMullin v. Beran cited Skeen v. Jo-Ann Stores, Inc., supra, with approval and confirmed that no new disclosure standard had been prescribed.

(46) See Zirn v. VLI Corp., Del. Supr., 681 A.2d 1050, 1057 (1996)
in particular."(47) Siliconix also reports negative information about the future in the Schedule 14D-9.(48) Of particular concern to Fitzgerald are apparently inconsistent statements by both Zandman, the Chairman of Vishay (to analysts on May 9, 2001, that Siliconix was then experiencing a "bottoming up" of its business), and Owyang, the Chief Executive Officer of Siliconix, (in a February 6, 2000, press release to the effect that Siliconix can manage downturns in the economy and "respond aggressively when our markets recover"). The Registration Statement does predict that Siliconix' stock price and performance will "rebound further."(49)

     To put these superficially inconsistent statements in context, Zandman, in his May 9 remarks to analysts, also stated that he was not confident about the "bottoming up" and that the stock price might go down. The Registration Statement qualifies the "rebound further" language, seized upon by Fitzgerald, by noting the rebound's dependence on improvements in the national and global economies.(50) It further disclosed that Siliconix historically has recovered earlier


----------
(47) Registration Statement at 33.

(48) Schedule 14D-9 at 7, 10.

(49) Registration Statement at 31.

(50) Although Fitzgerald argues that the "rebound" language is "buried" in a later section of the Registration Statement, I do not find that it was set forth in a manner that would keep the unwary stockholder from finding it. See Joseph v. Shell Oil Co., Del. Ch., 482 A.2d 335, 341 (1984).

in economic upturns than has Vishay. I do not find these statements, when placed in context, to be inconsistent or misleading. Vishay and Siliconix management believe that Siliconix' future will be unsettled and challenging. Perhaps Fitzgerald disagrees with this assessment, but he has not made any serious attempt to show that it is wrong. As to the apparent inconsistencies, they are largely a function of the timeframe of the assessment. The Registration Statement (and Zandman's comments and Owyang's comments for that matter) makes clear that Siliconix' recovery is dependent on improved economic conditions, the timing of which neither Vishay nor Siliconix can be expected to predict with confidence.

     (b) The Registration Statement and the Schedule 14D-9 contain five-year projections for Siliconix and two-year projections for Vishay.(51) Fitzgerald argues that they are "bare-bones" projections without any detail or the assumptions or methodologies used to prepare them. Vishay points out that the projections are by their nature uncertain(52) and contends that speculative information, such as projections, need not be disclosed.(53) Vishay reasons that, if projections need not


----------
(51) Registration Statement at 34: Schedule 14D-9 at 12.

(52) See Registration Statement at 33.

(53) See McMillan v. Intercargo Corp., Del. Ch., C.A. No. 16963, mem. op. at 15-16, Jacobs, V.C. (May 3, 1999) ("In cases where the inherent unreliability of the projections is disclosed to stockholders in the proxy statement or is otherwise established, the projections have been found not material.").

be disclosed, there is no need to provide the details and assumptions relating to the projections. Although Vishay presents an accurate statement of the law generally, there are instances where such "soft information" would be material. "Indeed, it would be impossible for there to be meaningful disclosure about many transactions if that was the case, because determining the advisability of a transaction often requires a comparison of the transactional value to be received to the value that would likely be received in the event that the transaction was not effected." (54) Under these circumstances, there is not a "substantial likelihood" that the details and assumptions underlying the projections "would significantly alter the total mix of information already provided" to the shareholders. (55) Fitzgerald has not made a preliminary showing that the details and assumptions justify overcoming the reluctance of courts to order disclosure of "soft information." Such information might be "helpful," but here it has not been shown to be material.

      (c) Next, Fitzgerald asserts that the Registration Statement is misleading when it sets forth that Siliconix' forecasts were prepared by "Siliconix management," (56) More specifically, he argues that the disclosure is misleading


--------------

(54) R.S.M., Inco v. Alliance Capital Management Holdings L.P., Del. Ch., C.A. No. 17449, mem. op. at 44, n. 39, Strine, V.C. (Apr. 10, 2001).

(55)  Skeen v: Jo-Ann Stores, Inc., supra, 750 A.2d at 1174.

(56)  Registration Statement at 34.

because it fails to describe the role of Vishay management in preparation of the forecasts. Owyang reviewed Siliconix' 2001 sales forecast with Gerald Paul, President of Vishay, in March 2000. Following that conversation, the sales forecast was revised downward by about l0%. Fitzgerald points out that the revisions occurred after the February tender offer was announced and suggests that, by then, Paul had an incentive to reduce the sales forecast to make Siliconix' prospects appear more bleak.

      I am satisfied, at least preliminarily, that the Siliconix shareholders have not been misled. First, the Schedule 14D-9 discloses that "Vishay participates in Siliconix' budgeting and forecasting processes." (57) Second, the forecasts, including the reduction in the sales forecast, were prepared, in fact, by Siliconix management. There was input from Vishay, (58) including a recommendation that the sales forecast be revised downward, but Owyang's deposition testimony (59) leads me to conclude, on the current record at least, that the forecast revision was a Siliconix decision and not a Vishay decision. That Siliconix management discussed these and other considerations, for that matter, with Vishay management at the time does not make the disclosure misleading. Furthermore,


--------------------

(57)  Schedule 14D-9 at 11.

(58)  Owyang deposition, Ex. 9.

(59)  Id., at 138-42.

both forecast scenarios are set forth in Schedule 14D-9 and, indeed, even now, Siliconix is evaluating the need for another downward revision. (60)

      (d) Fitzgerald next criticizes both the Registration Statement and the
Schedule 14D-9 for not describing new patents, new products, and the product pipeline of Siliconix. The successful history of Siliconix in introducing new products, including its recent success, is, however, set forth in the Registration Statement.(61) The inference to be drawn is that the innovations will not cease. In any event, I do not consider an explanation of the intellectual property or product pipeline to be required because it does not add materially to the "total mix" of information available to the shareholders.


      (e) The Registration Statement discloses a patent infringement suit recently filed by Siliconix. Fitzgerald complains that it provides no details about the anticipated recovery. Vishay and Siliconix management hope to negotiate an [. . . confidential . . . ]. Because the litigation




----------------

(60)  Id., at 158.

(61) Registration Statement at 31. Segall explained why he did not believe that the intellectual property pipeline or product pipeline required any specific disclosure in the Schedule 14D-9. The Special Committee, as part of Lehman's due diligence, had asked it to review Siliconix' intellectual property and product pipeline. Lehman, as the result of that due diligence, did not identify any non-public information that materially affected Lehman's review of Siliconix. In essence, it appears that Segall relied upon Lehman's due diligence to determine that there was no non-public information relating to intellectual property or product development. (Segall Declaration, Section 7).

is new, because no formal damage analysis has been prepared, and, more importantly, because the estimates are, as characterized by Fitzgerald, "hopes" the information is not material.(62) If there were a more objective basis for the recovery than what can be found in the present record, its disclosure might well be required.

      (f) A similar issue arises with respect to Fitzgerald's claim that Vishay should have disclosed valuation information relating to his derivative action against Vishay and certain Siliconix directors. Again, the speculative nature, at the early stages of the derivative effort, of any recovery for the benefit of Siliconix precludes a finding of materiality. The existence of the litigation is disclosed. Vishay has denied Fitzgerald's allegations. Thus, Vishay, rightly or wrongly, has set forth its views of the benefits to Siliconix from the derivative litigation; whether Vishay is right or wrong in this regard cannot be determined at this stage of the proceedings. Moreover, the law does not require fiduciaries to admit wrongdoing in this context.(63)

      (g) Fitzgerald complains that the projections for Vishay span less than two years. He does not provide an adequate basis for concluding that there are

-----------------------

(62) See, e.g., TCG Securities, Inc. v. Southern Union Co., Del. Ch., C. A. No. 11282, mem. op. at 13, Chandler, V.C. (Jan. 31, 1990).

(63) See Wolf v. Assaf, Del. Ch., C.A. No. 15339, mem. op. at 14, Steele, V.C., (June 16, 1998).

projections beyond two years, and Vishay cannot be required to disclose that which does not exist. As with the Siliconix projections, the details and assumptions are not material.

      (h) Next, Fitzgerald notes the failure to disclose projections for the combined entity following the transaction and the lack of meaningful pro forma information. Vishay's response is that it has disclosed all that it has.(64) Furthermore, Vishay asserts that any projections about the proposed, combined entity would be speculative, especially because of the difficulties asserted with projecting both the timing and success of any synergies that may result. Accordingly, Fitzgerald has not provided a basis, even preliminarily, for finding a disclosure violation.

      (i) The reasons for the Vishay tender are the basis for the next disclosure issue. Both sides have strikingly different versions. Fitzgerald says that Vishay tendered because of "Siliconix rapidly improving prospects and increasing stock price and Vishay's desperate desire to eliminate Fitzgerald as a Siliconix stockholder."(65) Vishay, on the other hand, says that it tendered for the

---------------------

(64) Fitzgerald assets that, based on the deposition of William Clancy (at 105), Vishay has projections of the combined entity. I have reviewed the excerpts of the Clancy deposition provided by Fitzgerald and cannot conclude that any useful projections or pro forma financial information can fairly be said to have been created.

(65) Fitzgerald's Opening Brief, at 28.

minority's stock because of movements in the stock market and Vishay's perception of the continuing deterioration in the electronic components market.
(66) I cannot reconcile the conflicting versions or conclude, on this preliminary record, which is correct, and thus, Fitzgerald has not met his burden of a preliminary showing that there was a disclosure violation.

      (j) Vishay did not disclose to the Siliconix shareholders the basis for its proposed tender offer of $28.82 per share in February or the exchange ratio of 1.5 shares for each share of Siliconix that now is before the Siliconix shareholders. It appears that the tender offer price reflects a 10% premium to market and that the exchange ratio was based on the relative market share price at the time the cash tender was proposed, without any premium. When a tender offeror is not under a duty to offer a "fair" price, it is unclear why the offeror must reveal the basis for its pricing proposal.(67) In the cases relied upon by Fitzgerald,(68) because of specific fiduciary duties to their shareholders, the boards were required to disclose that the pricing consciously was not a fair market price; in one, the tender was for what the corporation could afford in the circumstances,


------------------

(66) Vishay's Answering Brief, at 11.

(67) See Life Technologies, supra, Bench ruling transcript at 16-17.

(68) Kahn v. United States Sugar Corp., Del. Ch., C.A. No. 7313, mem. op. at 14-15, Hartnett, V.C. (Dec. 10, 1985); In re Staples, Inc. Shareholders Litig., Del. Ch., C.A. No. 18784, mem. op. at 45, Strine, V.C. (June 5, 2001).

and in the other, the price was not developed through normal models used to determine fair market value. The unusual nature of the methodologies, in the specific context of those cases, required the disclosure. For the exchange offer here, the exchange ratio was established based on proportional stock values as of a certain date. In any event, that is not the type of information that would likely influence (even in the absence of a premium to market) a shareholder's decision not to tender.


      (k) Fitzgerald contends that Vishay did not properly describe that the back-end, short-form merger might not occur. Vishay set forth its intentions to complete the back-end merger, but it also notes that it could change its intent and that it is not legally obligated to complete the merger. I find the disclosure on this point to be accurate and complete. Fitzgerald also asserts that Vishay should have predicted the likelihood of a successful tender. That is inherently unknown and too speculative to be a required item of disclosure, even though one entity is said to hold more than one-third of the minority stock.

      (l) Fitzgerald raises several disclosure issues dealing with Lehman's work for the Special Committee. He attacks the valuation ranges prepared by Lehman using three different methodologies: comparable companies analysis ($23.13 to $59.13 per share); comparable transactions analysis ($14.04 to $58.09 per share); and discounted cash flow analysis ($29.68 to $38.81). These ranges are said to be so broad that they offer little help to the shareholders. As a general matter, that would be an accurate observation. However, Lehman was dealing with projections for a company that had completed its best year but was in the throes of an economic downturn, thus leading to uncertainty and a corresponding range of inputs that affected the first two methodologies in particular. The ranges provided by Lehman were accurately disclosed, (69) and importantly, the proposed effective exchange price falls at the low end of all of the ranges, particularly at the very bottom of the range provided by the discounted cash flow method. Thus, the shareholders have the benefit of the work product that the Special Committee obtained from Lehman. That work product indicates Lehman's view that the effective price, while within the range of reasonableness, is a low price. Given the Special Committee's duties, as I understand them, there was no requirement that a formal fairness opinion be obtained and in the absence of a duty to obtain one, and in the absence of having one, there was no duty to supply one to the shareholders.

      (m) Fitzgerald argues that, during its evaluation of the $28.82 per share tender offer, Lehman, on behalf of the Special Committee, concluded that a fair


---------------------

(69) Schedule 14D-9 at 12-19.

price for Siliconix could not be less than $34 per share. At the end of April, an individual's meeting notes reflect that Lehman was "unsure" about a fairness opinion at less than $34 per share.(70) According to Fitzgerald, investment bankers use the term "unsure" as code that should be interpreted to mean that $34 per share is a floor for the fairness opinion. He argues that the $34.00 per share floor should have been disclosed to the shareholders. I find that Fitzgerald has been unable to satisfy on this record the materiality requirement because the number was preliminary. (71) Furthermore, Fitzgerald refers to a range of $34 to $36 per share that the Special Committee focused on during its negotiations with Vishay (before Vishay decided to proceed with its unilateral exchange offer). I do not doubt that the shareholders would find those numbers helpful, but again, they are not material. Negotiating positions can be taken for many reasons, some of which are not meaningfully related to value. The position may have been taken (and the record is far from clear on this) simply in what turned out to be a futile effort to obtain a higher price. In any event, the best understanding of Lehman's position that it developed after obtaining the information that it deemed appropriate and having had time to reflect upon the information it obtained,

------------------

(70) Deposition of Mark Segall, Ex. 2.

(71) See, e.g., In re Triton Group Ltd. Shareholders Litig., Del. Ch., C.A. No. 11429, Chandler, V.C. (Mar. 11, 1991); In re Anderson Clayton Shareholders Litig., Del, Ch., 519 A.2d 680 (1986) (disclosure of intermediate opinion).

including information about the market in which Siliconix participates, can be found in the Schedule 14D-9, which discloses its analysis.


      (n) Fitzgerald next turns to the alleged conflicts of interest of the Special Committee members. Where there are material conflicts, disclosure of information sufficient to allow the shareholders to assess and understand those conflicts is necessary.(72) The Registration Statement(73) and the Schedule 14D-9(74) both disclose that the Special Committee members had "prior business relationships with Vishay." It was disclosed that Segall had been a partner with the law firm that represents Vishay, had recently represented Vishay personally, and had represented Vishay when it acquired its interest in Siliconix. It was also disclosed that Talbert in the 1980s had, in effect, been Vishay's banker and now owns Vishay stock. The personal friendship of Segall and Talbert with Vishay executives and a limited volume of business done with Vishay by Segall's current employer were not disclosed. Under current Delaware law, personal friendship is not an indication of disloyalty.(75) Similarly, the apparently limited business relationship between Segall's employer and Vishay does not trigger any

----------------

(72) Oliver v. Boston University, Del. Ch., C.A. No. 16570, Steele, V.C. (July 18, 2000, revised July 25, 2000).

(73) Registration Statement at 48.

(74) Schedule 14D-9 at 3.

(75) See Crescent/Mach I Partners L.P. v. Turner, Del. Ch., C.A. No. 17455, Steele, J. (Sep. 29, 2000).

significant issue of conflict. Thus, any additional disclosures that could have been made would not have been material.(76)

      (o) The sufficiency of the disclosures as to why the Special Committee failed to take a position on whether shareholders should accept or reject the tender must also be considered. The disclosure that the Special Committee was unable to come to a recommendation, and the reasons behind its inability to do so, are material because those facts may well be viewed by minority shareholders as tending to suggest that there are reasons for considering rejection of the exchange offer. Also, once Siliconix disclosed the reasons for the Special Committee's neutrality, those disclosures had to be complete and truthful. As noted above, several relevant factors were identified. While it would have been more helpful if there had been a focus on the relative significance of the factors to the Special Committee's decision, the disclosure on its face appears complete, and Fitzgerald has not made a preliminary showing that the explanation given was either misleading or incomplete.

      (p) Finally, Fitzgerald has identified a number of matters that he contends should have been disclosed, such as the reasons why the Special

----------------

(76) I recognize Talbert may have been hand-picked to serve on the Special Committee, but merely because one is selected by someone to be a director does not mean that he is beholden to that person.

Committee contested the original tender offer of $28.82 per share, what the negotiating points between the Special Committee and Vishay were, and the Special Committee's discussions with Lehman over its transactional analysis. Fitzgerald has failed to show that any of these were material because they involve intermediate steps and there is no right to a "play-by-play" of the negotiation or review process.(77)

      In conclusion, I have not found that, on this preliminary record, Fitzgerald had made the necessary showing to establish any disclosure violation. Accordingly, I will now turn to a consideration of whether or not the tender is coercive.

      4. COERCION.

      A tender offer is coercive if the tendering shareholders are "wrongfully induced by some act of the defendant to sell their shares for reasons unrelated to the economic merits of the sale.(78) The wrongful acts must "[influence] in some

-------------------

(77) Arnold v. Society for Savings Bankcorp. Inc., Del. Ch., C.A. No. 12883, mem. op. at 17, Chandler, V.C. (Dec. 17, 1993), aff'd in part & rev'd in part, Del. Supr., 650 A.2d 1270 (1994).

(78) Ivanhoe Partners v. Newmont Mining Corp., Del. Ch., 533 A.2d 585, 605, aff'd., Del. Supr., 535 A.2d 1334 (1987); Ocean Drilling, supra, mem. op. at 10-11; Eisenberg v. Chicago Milwaukee Corp., supra, 537 A.2nd 1051, 1061.

material way" the shareholder's decision to tender.(79) I now turn to the instances alleged by Fitzgerald to constitute actionable coercion.


      (a) Fitzgerald contends that the timing of Vishay's actions created coercive pricing conditions in three ways.

      First, he alleges that the transaction was timed to take advantage of Siliconix' temporarily low price, Vishay, however, did not propose the transaction at an historic low. Indeed, the price of Siliconix, as of the time of the exchange offer, had risen significantly from its then recent low in December 2000. (The stock had been as high as $144.50 in March 2000.) Given the volatility of the Siliconix stock, like many stocks in the technology sector, it is difficult to give either credit or blame to Vishay based on any timing decision. Moreover, Vishay has provided a credible explanation that it chose to pursue the balance of the minority shares because of industry conditions and its needs to achieve the benefits of consolidation with Siliconix. In a context where a company was tendering for its own stock, this Court observed:

            If these [timing and the unwarranted decision not to pay dividends] were the only relevant circumstances (and if proper disclosure was made of all material facts), the Court would have difficulty concluding, at least on this preliminary record, that the Offer is inequitably coercive. In what sense do corporate directors behave

------------------

(79) Ivanhoe Partners v. Newmont Mining Corp., supra, 533 A.2d AT 605-06.

            inequitably if they cause the corporation to offer to purchase its own publicly-held shares at a premium above market, even if the market price is at an historic low? So long as all materials facts are candidly disclosed, the transaction would appear to be voluntary.(80)

Although there may be circumstances where the timing of a tender could be deemed coercive because of market conditions, they are not present here,

      Second, the original tender offer of February 2000, according to Fitzgerald, was intended by Vishay to keep the Siliconix price depressed. That tender offer set forth a price per share of $28.82. If it was intended as a "cap," it was unsuccessful because Siliconix traded as high as $32.67 per share on May 23, 2001, All two-step merger transactions may be said to have some effect at "capping" the price,(81) but an announcement, such as the one Vishay made in February (and one which Vishay apparently was lawfully entitled to make), cannot be said to have a coercive effect three months later, at least without more proof than is available at this stage of the proceedings.

--------------------

(80) Eisenberg v. Chicago Milwaukee Corp., 537 A.2d at 1061 (involving a tender offer shortly after the Black Monday of October, 1987); see, e.g., Sealy Mattress Co. of New Jersey, Inc. V. Sealy Inc., Del. Ch., 532 A.2d 1324 (1987); MacLane Gas Co. Limited Partnership v. Enserch Corp., Del, Ch., C.A. No. 10760, Chandler, V.C. (Dec. 9, 1992) aff'd, Del. Supr., 633 A.2d 369 (1933) (TABLE),

(81) See Ocean Drilling, supra, mem. op. at 7.

         Third, Fitzgerald asserts that, by using the temporarily low price and its alleged market manipulation efforts, Vishay has demonstrated to the minority shareholders that their future as Siliconix shareholders will be adversely affected by these on-going market manipulations to deny them a fair value for their Siliconix holdings. If the announcement in February did not constitute market manipulation to establish a coercive environment for the tender, the unspecified "on-going" efforts similarly do not evidence actionable coercion.

         (b) Vishay's failure to commit absolutely to pursue the short-form merger, following a successful tender, on the same terms as the tender, Fitzgerald argues, constitutes actionable coercion, The implicit threat is said to be that the short-form merger might be consummated on less favorable terms, and, notwithstanding the protection afforded by their appraisal rights, Siliconix shareholders will be wrongfully induced to respond favorably to the tender out of fear that they might be faced with reduced consideration in the context of the short-form merger or, perhaps worse, as Vishay has disclosed as a possibility, they may find themselves for an extended period of time or even permanently as members of an even smaller minority. The question is whether Vishay's position, and its disclosure to the Siliconix shareholders, constitutes actionable coercion. This Court has considered whether the refusal to commit to a second step merger following a tender is coercive and has concluded that it is not.(82) I see nothing in the facts of this case to persuade to deviate from this line of authority.

         (c) Fitzgerald has also observed that Vishay's Registration Statement(83) reflects Vishay's intent to delist Siliconix shares from the NASDAQ. The threat of delisting, with its potentially significant adverse impact on liquidity, was viewed by the Court in Eisenberg v. Chicago Milwaukee Corp.
as the final factor that led to the conclusion that the tender there was coercive.(84)

         The Registration Statement, however, provides, "We [Vishay] intend to cause the de-listing of the Siliconix shares from NASDAQ following consummation of the offer and the short-form merger." (emphasis added). Thus, there is no threat by Vishay to delist the Siliconix stock until after completion of the short-form merger, at which time, by definition, there would be no more publicly traded Siliconix stock.


----------
(82) Id., supra, mem. op. at 5 ("I am not persuaded that this structural feature of the exchange offer is actionable coercion."); Life Technologies, supra, Transcript at 9-l1 ("not an argument that leads me to believe that the offer is coercive.") (intention, but not absolute commitment, to engage in second step.)

(83) Registration Statement at 44.

(84) Eisenberg v. Chicago Milwaukee Corp., supra, 537 A.2d at 1062.

         The Registration Statement also provides that the Siliconix "could be" delisted if the tender is completed but the short-form merger is not carried out.(85) The Registration Statement refers readers to another section(86) to explain both the reasons for, and the consequences of, a potential delisting. Unlike Eisenberg, where the acquirer vowed to initiate the delisting,(87) here any delisting would depend upon the success of the Vishay tender. Thus, this is not threatening or coercive but, instead, is the disclosure of a potential (and undeniably adverse) consequence to those shareholders who do not tender, if the tender is successful. By itself, or in conjunction with, the other allegedly coercive circumstances, Fitzgerald has not demonstrated that the delisting statement constitutes coercion, at least at this preliminary stage.

         (d) In some sense, Fitzgerald laments the position of a minority shareholder in a corporation where one shareholder controls more than 80% of the stock. If the tender is successful and he does not tender, Fitzgerald will either be a member of an even smaller minority or his stock will be the object of a short-form merger that will divest him of his pure stake in Siliconix. Perhaps


----------
(85)  Registration Statement at 44.

(86) Registration Statement at 40 (Purpose of the Offer: the Merger; Appraisal Rights).

(87) Eisenberg v. Chicago Milwaukee Corp., supra, 537 A.2d at 1062 ("Those directors have disclosed that they intend to seek to eliminate a valuable attribute of the capital preferred stock, namely, its NYSE listing.")

these circumstances are not happy ones, but they are allowed by law and inherent in the nature of his holdings and, thus, while perhaps encouraging him to tender, do not constitute actionable coercion.(88)

         Accordingly, Fitzgerald has not succeeded in demonstrating, at this time, that he has a reasonable probability of success on the merits of his claims.

         c. IRREPARABLE HARM.

         Because Fitzgerald has not demonstrated a reasonable probability of success on the merits of his claims, I will only briefly touch upon the remaining prongs of the preliminary injunction standard.

         As a general matter, a plaintiff seeking to enjoin preliminarily a tender offer must show that, in the absence of the interim relief: (i) the injury could not easily be undone and (ii) damages would not be an adequate remedy.(89)

         The assessment of the likelihood of irreparable harm depends to some extent on the nature of the injuries suffered. For example, if the injury is one arising out of a material disclosure violation, irreparable harm will more likely be found because "Delaware law recognizes that an after-the-fact damages case is


----------
(88) See In re Grace Energy Corp. Shareholders Litig., Del. Ch., C.A. No. 12464, Hartnett, V.C, (June 26, 1992).

(89) See, e.g., Kingsbridge Capital Group v. Dunkin' Donuts, Inc., Del. Ch., C.A. No. 10907, mem. op. at 14, Chandler, V.C. (Aug. 7, 1989).

not a precise or efficient method by which to remedy disclosure deficiencies.
(90)

Of course, if the contemplated tender is completed,(91) it will be hard to unwind.

         On the other hand, because of Fitzgerald's extensive argument about fair price and the entire fairness standard with an emphasis on the fair price component, it is reasonable to infer that the ultimate principal concern will be one of value. Damages can be awarded and, indeed, have been awarded after a trial that followed denial of a preliminary injunction application addressed to halting a tender offer.(92)

         D. BALANCE OF THE EQUITIES.


         I need not engage in any extended consideration of this prong of the preliminary injunction standard. I simply note a reluctance, under these circumstances, to deprive the Siliconix shareholders of the opportunity to exchange their shares for Vishay stock or of the opportunity to exercise their majority will to derail the tender under the "majority of the minority" tender aspect of the proposed transaction, if that is their collective wisdom.



----------
(90) In re Stapes, Inc., supra, mem. op. at 57; Sonet v. Plum Creek Timber Co., L.P., Del. Ch., C.A. No. 16931, mem. op. at 19, Jacobs, V.C. (Mar. 18,
    1999).

(91) Of course, if a majority of the minority does not tender its shares, there will not be irreparable harm.

(92) KAHN V. UNITED STATE SUGAR CORP., Del. Ch. C.A. No. 7313, Hartnett, V.C. (Dec. 10, 1985); see also, Ocean Drilling, supra, mem. op. at 7; cf. Andra
    v. Blount, Del. Ch., C.A. No. 17154, Strine, V.C. (Mar. 29, 2000).

                                 IV. CONCLUSION

         For the foregoing reasons, an Order denying Fitzgerald's Motion for a Preliminary Injunction will be entered.

                IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                          IN AND FOR NEW CASTLE COUNTY


 IN RE SILICONIX INCORPORATED    :           CONSOLIDATED
 SHAREHOLDERS LITIGATION         :           CA. No. 18700

                                      ORDER

         NOW, this 19th day of June, 2001, for the reasons set forth in the Memorandum Opinion of this date,

         IT IS HEREBY ORDERED, that Plaintiff Raymond L. Fitzgerald's Motion for a Preliminary Injunction be, and the same hereby is, denied.



                                                /s/  John W. Noble
                                                ___________________________
                                                    Vice Chancellor